Filed by Northern Orion Resources Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Orion Resources Inc.

Commission File Number: 001-31927

Date: August 22, 2007

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com

NEWS RELEASE
August 22, 2007	NNO – TSX
NTO – AMEX

NORTHERN ORION SHAREHOLDERS APPROVE PLAN OF
ARRANGEMENT WITH YAMANA GOLD INC.

Northern Orion Resources Inc. is pleased to announce that its shareholders have approved the Plan of Arrangement with Yamana Gold Inc. (“Yamana”). At a Special Meeting of Northern Orion shareholders held in Vancouver earlier today, the Arrangement was approved by 83.1% of the votes cast and no notices of dissent were received.

Under the terms of the Arrangement, Northern Orion shareholders will receive 0.543 of a Yamana share plus Cdn.$0.001 in cash for each Northern Orion share. Among other regulatory requirements, completion of the Arrangement between Northern Orion and Yamana remains subject to at least 66 2/3% of Meridian Gold Inc. (“Meridian”) shares being tendered to the Yamana offer for Meridian. Yamana’s offer for Meridian is scheduled to expire on September 7, 2007.

Commenting on the results, David Cohen, Northern Orion’s President and CEO said, “Northern Orion’s strong shareholder support for the Arrangement demonstrates our clear commitment to the business combination with Yamana. This positive vote also considerably simplifies the transaction involving Northern Orion, Yamana and Meridian in that an essential condition has now been removed from the transaction. We continue to believe that the resulting company will have one of the strongest growth profiles and cash flow generating abilities in the intermediate gold producer category."

“David Cohen”
David Cohen, President and CEO

For further information, please contact:
Investor Relations
1-866-608-9970
Email: info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the proposed transaction involving Yamana, Northern Orion and Meridian. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which forward-looking statements related to the proposed business combination of Northern Orion and Yamana include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to the completion of the transaction between Yamana and Northern Orion and the conditions to the Yamana offer for Meridian will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct. Northern Orion is under no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance of forward-looking statements.